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======
FORM 4
======

      |_|   Check this box if no longer subject to
            Section 16. Form 4 or Form 5 obligations
               may continue. See Instruction 1(b).
                    (Print or Type Responses)


         UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of 1940


==================================================================

1.   Name and Address of Reporting Person*

                TPG PARTNERS II, L.P.
     -----------------------------------------------
        (Last)          (First)        (Middle)

            201 Main Street, Suite 2420
     -----------------------------------------------
                       (Street)

      Fort Worth        Texas         76102
     -----------------------------------------------
       (City)          (State)        (Zip)


==================================================================

2.   Issuer Name and Ticker or Trading Symbol


        OXFORD HEALTH PLANS, INC. (OXHP)
     ----------------------------------------


==================================================================

3.   IRS or Social Security Number of
     Reporting Person (Voluntary)



     ----------------------------------------


==================================================================

4.   Statement for Month/Year

                May, 1998
     ----------------------------------------


==================================================================

5.   If Amendment, Date of Original (Month/Year)


     ----------------------------------------


==================================================================

6.   Relationship of Reporting Person(s) to Issuer
             (Check all applicable)

            Director                x   10% Owner
      -----                       -----

            Officer (give               Other (specify
      ----- title below)          ----- below)


==================================================================

7.   Individual or Joint/Group Filing (Check Applicable Line)

           Form filed by One Reporting Person
     -----
       x   Form filed by More than One Reporting Person
     -----


==================================================================

         Table I -- Non-Derivative Securities Acquired,
               Disposed of, or Beneficially Owned


=================================================================================================================================

1. Title of    2. Transaction      3. Transaction  4. Securities Acquired     5. Amount of       6. Ownership      7. Nature of
   Security       Date                Code            (A) or Disposed of (D)     Securities         Form: Direct      Indirect
   (Instr. 3)     (Month/Day/Year)    (Instr. 8)      (Instr. 3, 4 and 5)        Beneficially       (D) or            Beneficial
                                                                                 Owned at End of    Indirect (I)      Ownership
                                      -----------     ------------------------   Month              (Instr. 4)        (Instr. 4)
                                                              (A) or             (Instr. 3 and 4)
                                      Code     V      Amount  (D)      Price
   ---------      ---------------     ----   -----    -------- ------  -----     ----------------   -----------       -----------
Series A               5/13/98        J**            49,000       D    $1,000+     196,000                D
Preferred Stock

Series B               5/13/98        J**            21,000       D    $1,000+      84,000                D
Preferred Stock



---------------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

                                                           (Over)
                                                  SEC 1474 (7-96)




                         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

=================================================================================================================================

1. Title of         2. Conver-     3. Trans-      4. Transac-        5. Number of Deriva-       6. Date Exercisable
   Derivative          sion or        action         tion               tive Securities            and Expiration
   Security            Exer-          Date           Code               Acquired (A) or            Date
   (Instr. 3)          cise           (Month/        (Instr. 8)         Disposed of (D)            (Month/Day/
                       Price of       Day/                              (Instr. 3, 4 and 5)        Year)
                       Deriva-        Year)                                                        ------------------
                       tive Se-                                                                    Date       Expira-
                       curity                        -----------        -------------------        Exer-      tion
                                                     Code    V             (A)       (D)           cisable    Date
  ------------         --------      -------         ----  -----         ------     -----          --------   -------
Series A Warrants      $17.75        5/13/98         J**                          3,159,999        currently  5/13/08

----------------------------------------------------------------------------------------------------------------------

Series B Warrants(1)   $0.0175       5/13/98         J**                          1,345.999        currently  5/13/08

Series B Warrants(2)    $17.75                                                    1,345,999

----------------------------------------------------------------------------------------------------------------------




7. Title and Amount of    8. Price of    9. Number of    10. Ownership Form  11. Nature of
   Underlying Securities     Derivative     Derivative       of Derivative       Indirect
   (Instr. 3 and 4)          Security       Securities       Security: Direct    Beneficial
                             (Instr. 5)     Beneficially     (D) or Indirect     Ownership
--------------------------                  Owned at End     (I)                 (Instr. 4)
                 Amount or                  of Month         (Instr. 4)
                 Number of                  (Instr. 4)
   Title         Shares
-----------      --------    ---------      ------------      --------------     ----------
Common Stock     3,159,999 See Explanation+  12,640,001              D

-------------------------------------------------------------------------------------------

Series C         1,345.999 See Explanation+   5,384.001              D
Preferred
Stock

Common Stock     1,345,999                    5,384,001

---------------------------------------------------------------------------------------------------------------------------------



Explanation of Responses:

  Additional Filing Persons: TPG Oxford LLC, TPG Parallel II,
  L.P., TPG Investors II, L.P.

  **Issuer issued the securities listed on Tables I and II on May 13, 1998. Prior to May 13, 1998, the Reporting Person had assigned its right to acquire a portion of such securities to certain unaffiliated assigness. The securities shown as "disposed of" (Table I, Column 4 and Table II, Column 5) by the Reporting Person were issued directly to the assignees.

  + The price per share of Series A Preferred Stock and Series B
    Preferred Stock includes the Series A Warrants and Series B
    Warrants, respectively, acquired by the Reporting Person's assignees.


Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction
      6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

___________________

1  Prior to receipt of approval by Issuer's shareholders.

2  Upon receipt of approval by Issuer's shareholders.

       TPG PARTNERS II, L.P.

       By: TPG GenPar II, L.P., General Partner
       By: TPG Advisors II, Inc., General Partner


       /s/ James O'Brien                            June 9, 1998
       -------------------------------              -------------
       **Signature of Reporting Person              Date
       Name:  James O'Brien
       Title: Vice President


       TPG OXFORD LLC


       /s/ James O'Brien                            June 9, 1998
       -------------------------------              -------------
       **Signature of Reporting Person              Date
       Name:  James O'Brien
       Title: Vice President


       TPG PARALLEL II, L.P.

       By: TPG GenPar II, L.P., General Partner
       By: TPG Advisors II, Inc., General Partner


       /s/ James O'Brien                            June 9, 1998
       -------------------------------              -------------
       **Signature of Reporting Person              Date
       Name:  James O'Brien
       Title: Vice President


       TPG INVESTORS II, L.P.

       By: TPG GenPar II, L.P., General Partner
       By: TPG Advisors II, Inc., General Partner


       /s/ James O'Brien                            June 9, 1998
       -------------------------------              -------------
       **Signature of Reporting Person              Date
       Name:  James O'Brien
       Title: Vice President